UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

GRUPO AEROPORTUARIO DEL PACIFICO ANNOUNCES CONTINGENCY PLAN TO FACE COVID-19

GUADALAJARA, Mexico, March 25, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) announces that, as a result of current circumstances, as well as the expected disruptions domestically and internationally due to the COVID-19 pandemic, the Company has taken the following course of action and measures, which have been approved by the Board of Directors (“the Board”):

  A service cost-control plan has been put into effect via the reduction of energy, security services, cleaning and maintenance in accordance with passenger demand, in order to operate at minimum levels without affecting quality. As a result, operational areas that are not currently being used will be temporarily closed.

  We have delayed non-obligatory capital investments and shall request the postponement of investments committed for this year from the proper authorities.

  As an additional measure, and in order to protect the Company’s liquidity, we will be postponing the proposal for shareholder distributions of dividends and equity reductions that were included in the agenda for the Ordinary and Extraordinary Shareholders’ Meeting set to take place on April 28, 2020, as per the announcement on March 11, 2020. Therefore, the Company will publish the new Ordinary Shareholders’ Meeting announcement, modifying the Agenda, and will cancel the announcement for an Extraordinary Shareholders’ Meeting.

Cash
These actions seek to manage liquidity levels; the balance of this cash position to date is Ps. 10.5 billion, of which 65% is dollar-denominated in order to fulfill the Company’s commitments with its employees, suppliers and creditors, thereby prioritizing the operation of our airports.

Dividends
Once we understand the full economic impact of the traffic reductions and we have better visibility as to when the operation will stabilize, the Company will ask the Board to call a new Shareholders’ Meeting to propose shareholder distributions in the form of dividends and equity reductions.

March 2020 Traffic
Passenger traffic declined by 5.0% at GAP’s 14 airports during the first 15 days of March 2020.

Debt Levels
GAP does not have any debt maturities for the remainder of the year; therefore, the Company will be able to fulfill all financial and operating obligations with its current cash position. The Company will seek to refinance debt maturities for subsequent years at a later date, in order to maintain the same leverage levels.

Debt maturities are as follows:
https://www.globenewswire.com/NewsRoom/AttachmentNg/2a33e25f-5cd9-4479-8f2e-5989a7a972ee
(millions of Mexican pesos)
*Exchange rate of Ps. 24.50 pesos per U.S. dollar

The Company is facing an unprecedented and changing situation, which is why at this time we are unable to reasonably forecast the magnitude and duration that the effects of flight restrictions will have as a result of the pandemic. GAP is continuously analyzing and implementing prevention and mitigation measures that are subject to changes as required by the circumstances. As such, we must remain flexible and maintain capacity that is adapting responsibly to global and local circumstances. We will continue to inform the investment market regarding future updates that are pertinent to our business and operations, as well as measures that we are required to adopt in order to the preserve liquidity and continuity of the business.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext.20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: March 25, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer